Exhibit 12

Cedar Fair Entertainment Company

Statement of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	9 months ended 9/27/2009	Year ended December 31,
		2008	2007	2006	2005	2004
Fixed charges:
Interest expensed	$90,994	$129,561	$145,568	$88,294	$26,205	$25,263
Interest capitalized	1,104	1,623	1,467	1,158	602	1,214
Amortization of capitalized debt costs	4,018	5,175	5,257	2,761	-	-
Interest component of rental expense	1,903	2,510	2,561	1,892	975	945

Total fixed charges	$98,019	$138,869	$154,853	$94,105	$27,782	$27,422

Earnings:
Net income (loss)	$61,721	$5,706	$(4,491)	$87,477	$160,852	$78,315
Add:
Income tax expense	48,265	(935)	14,229	39,087	(49,276)	18,715
Fixed charges	98,019	138,869	154,853	94,105	27,782	27,422
Amortization of capitalized interest	470	432	359	290	250	191
Less:
Interest capitalized	(1,104)	(1,623)	(1,467)	(1,158)	(602)	(1,214)

Total earnings	$207,371	$142,449	$163,483	$219,801	$139,006	$123,429

Ratio of total earnings to total fixed charges (1)	2.1	1.0	1.1	2.3	5.0	4.5

(1)	Earnings available to cover fixed charges consist of income before income taxes, amortization of capitalized interest and fixed charges, less interest capitalized. Fixed charges consist of interest expensed and capitalized, the amortization of capitalized debt costs, and the portion of rental expense estimated to represent interest. The Partnership determined that 1/3 of rent expense represents a reasonable approximation of the interest factor.